FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS

MEDIA RELEASE

South African Competition Tribunal gives Gold Fields permission to proceed with its proposed acquisition of Western Areas Limited.

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.z

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293
camartin@gfexpl.com

Johannesburg, November 22, 2006. Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) is pleased to announce that the South African Competition Tribunal today gave Gold Fields permission to proceed with its proposed acquisition of Western Areas Limited and Barricks' share of the South Deep Gold Mine.

Ian Cockerill, Chief Executive Officer of Gold Fields, said: "We are delighted that all conditions precedent have now been met and that we can move towards the successful completion of these transactions."

"Following today's ruling we can close the transaction with Barrick Gold through which we will acquire their 50% stake in South Deep. Western Areas shareholders can now also accept Gold Fields' offer in terms of which we aim to acquire all of those Western Areas shares which we do not already own", said Cockerill.

"The South Deep gold mine fits naturally with Gold Fields' portfolio of high quality, long-life assets. It makes commercial and operational sense for South Deep to be in the Gold Fields stable as our expertise and experience will enable us to extract maximum value for all stakeholders, in line with our long-term strategy of sustainable growth", added Cockerill.

Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.1 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.

- ends -

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], A Grigorian°, N J Holland[†] (Chief Financial Officer), J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, °Russian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 22 November 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs